SingTel

SEC MAIL PROCESSING RECEIVED JUN 29 2005 WASH. D.C. 213 SECTION

27 June 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

05009396

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 20 June 2005 to 24 June 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

PROCESSED
JUL 05 2005
THOMSON FINANCIAL

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Jun-2005 18:15:00
Announcement No.	00050

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The details of the announcement start here ...

Announcement Title *	Incorporation of subsidiary - NCSI (Korea) Co Limited
Description	
Attachments:	318-sgx.pdf Total size = **74K** (2048K size limit recommended)

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Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, June 23, 2005 6:20 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

239414.pdf

ASX confirms the release to the market of Doc ID: 239414 as follows:
Release Time: 23-Jun-2005 20:19:33
ASX Code: SGT
File Name: 239414.pdf
Your Announcement Title: Incorporation of subsidiary - NCSI (Korea) Co Limited

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY NCSI (KOREA) CO LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that, NCSI Holdings Pte Ltd ("NCSI Holdings"), an indirect subsidiary in which SingTel has 100% interest, has incorporated a wholly-owned subsidiary in the Republic of Korea known as NCSI (Korea) Co Limited ("NCSI Korea").

NCSI Korea has an authorised share capital of Korean Won 3,376,000,000 divided into 675,200 shares with par value of Korean Won 5,000 each and a subscribed share capital of Korean Won 844,000,000 divided into 168,800 shares of Korean Won 5,000 each.

The principal activity of NCSI Korea is the provision of information technology and communication engineering services. The directors of NCSI Korea are Messrs Chong Yoke Sin, Eddy Tan Kah Hock and Lum Hon Fye.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Date : 23 June 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2005 07:13:47
Announcement No.	00001

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The details of the announcement start here ...

Announcement Title *	Bid by Singapore Telecommunications Limited for the Government of Pakistan's 26% stake in Pakistan Telecommunication Company Limited
Description	
Attachments:	317-sgx.pdf Total size = **67K** (2048K size limit recommended)

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Jennifer Lim Lay Khim

From: ASX.Online@asx.com.au
Sent: Monday, June 20, 2005 7:20 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

238266.pdf (90 KB)

ASX confirms the release to the market of Doc ID: 238266 as follows: Release Time: 20-Jun-2005 09:19:09 ASX Code: SGT File Name: 238266.pdf Your Announcement Title: Bid by SingTel for 26% stake in Pakistan Telecom

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company registration number: 199201624D

ANNOUNCEMENT

BID BY SINGAPORE TELECOMMUNICATIONS LIMITED FOR THE GOVERNMENT OF PAKISTAN'S 26% STAKE IN PAKISTAN TELECOMMUNICATION COMPANY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that it submitted a bid totalling US$1,166,880,000 for the 26 per cent equity stake ("Equity Stake") in Pakistan Telecommunication Company Limited ("PTCL") offered by the Government of Pakistan ("GoP") in connection with the privatisation of PTCL. The bidding took place on 18 June 2005 in Islamabad, Pakistan.

In accordance with the rules of the bidding process, as SingTel's bid was the third highest bid received by the GoP, the earnest money deposited by SingTel in connection with the bid will be refunded, subject to execution of the transaction documents by the GoP and the highest bidder (or failing which, the second highest bidder), by 17 August 2005.

PTCL is the incumbent telecommunications operator in Pakistan, offering local telephony, national long distance, international long distance, mobile, data and Internet services.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 20 June 2005